EXHIBIT 99.1
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                                                      [LOGO - ARC ENERGY TRUST]


NEWS RELEASE

May 9, 2006


ARC ENERGY TRUST PROVIDES UPDATE ON COMMODITY PRICE PROTECTION

Calgary, May 9, 2006, (AET.UN AND ARX - TSX) ARC Energy Trust's ("ARC" or "the Trust") price risk management policy is focused on purchasing price floor
(put) structures to manage commodity prices and the use of fixed rate swaps to manage foreign exchange and interest rate exposures. Through the purchase of a price floor, ARC pays a premium to limit the exposure to downturns in commodity prices while participating in commodity price appreciation.

For the remainder of calendar 2006 ARC has put in place the following commodity price protection:

GAS                                          Q2            Q3           Q4
-------------------------------------------------------------------------------
Volume (GJ/day)                              50,000        43,333       10,109
Average Floor Price (CAD/GJ) (1)             $7.66         $7.74        $8.00

OIL                                          Q2            Q3           Q4
-------------------------------------------------------------------------------
Volume    (bbl/day)                          10,000        8,000        6,000
Average Floor Price (USD/bbl) (1)            $55.00        $56.25       $53.33

(1) The floor price may be reduced on volumes hedged by put spreads.

The Trust has upside participation for 2006 on all produced volumes, with the exception of the acquired volumes from Redwater and NPCU as disclosed in the fourth quarter 2005 MD&A, with downside price protection for the remainder of the year on 41 per cent of liquids production and 31 per cent natural gas production (36 per cent of total production).

The Trust continues to execute a risk management strategy focused on put and put spread structures to manage commodity prices and continues to use fixed rate swaps to manage foreign exchange and interest rate exposures. The purchase of a put involves paying a premium to limit the exposure to downturns in commodity prices while participating in commodity price appreciation. At the end of the first quarter the Trust had bought puts for the remainder of 2006 with an average floor on oil production of US$54.99 per barrel and an average floor on gas production of Cdn$7.73 per GJ. The Trust also entered into sold put transactions that offset the cost of the bought put premiums. A total of $12.6 million in premiums has been committed to protect a portion of the remaining nine months of 2006 revenue.

In addition to the above contracts, the Trust has also taken the following proactive measures to protect gas prices in light of record gas storage levels throughout the winter of 2006 and the possibility of lower AECO gas prices for the summer of 2006. ARC entered into an energy equivalent swap transaction for April - August on 40,000 GJ per day whereby ARC receives a fixed price on gas of Cdn$7.09 per GJ and receives the price upside on an additional 3,870 barrels per day of oil above US$64.52 per barrel with downside protection at the same level, which was facilitated through the combination of oil purchase and oil put contracts. This transaction adjusts ARC's production 48 per cent:52 per cent gas-oil weighting to 40 per cent:60 per cent for these months. Also, ARC entered into a basis swap transaction whereby ARC reduces

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its  exposure  to gas prices in Alberta by selling its gas at NYMEX gas prices less US$1.19 for 20,000 mmbtu per day from April - Oct, 2006.

In light of the large increase in ARC's use of electrical power as a result of the Redwater acquisition, ARC has added several long-term electricity purchase contracts to its hedge portfolio to provide better control over operating costs. ARC added contracts to purchase approximately 15 MWh of electricity for the 2006 and 2007 at an average price of $63.50 and to purchase 10 MWh in 2008 and 2009 at an average price of $58.25 per MWh.

For a complete summary of the Trust's oil and natural gas hedges, please refer to "Hedging Program" under the "Investor Relations" section of the Trust's website at www.arcenergytrust.com.


ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $6.0 billion. ARC Energy Trust units trade on the TSX under the symbol AET.UN and ARC Resources exchangeable shares trade under the symbol ARX.

Contained in this news release is forward-looking information. The reader is cautioned that assumptions used in the preparations of such information, particularly those pertaining to cash distributions, production levels, operating costs and drilling results, although considered reasonable by the Trust at the time of preparation, may prove to be incorrect. A number of factors, including, but not limited to: commodity prices, reservoir performance, weather, drilling performance and industry conditions, may cause the actual results achieved to vary from projections, anticipated results or other information provided herein and the variations may be material. Consequently, there is no representation by the Trust that actual results achieved will be the same in whole or in part as those presented herein.

Note: Barrels of oil equivalent (BOE's) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf:1bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ARC ENERGY TRUST

John P. Dielwart,
President and Chief Executive Officer


   For further information about ARC Energy Trust, please visit our website
                      www.arcenergytrust.com or contact:

                Investor Relations, E-mail: ir@arcresources.com
            Telephone: (403) 503-8600           Fax: (403) 509-6417
                           Toll Free 1-888-272-4900
                              ARC Resources Ltd.
             Suite 2100, 440 - 2nd Avenue S.W.,Calgary, AB T2P 5E9